THERAGENICS CORPORATION

(Three photographs of employees of Theragenics Corporation working at the Company's cyclotron facility are presented here on the cover.)

1994 ANNUAL REPORT

THE BUSINESS OF THERAGENICS CORPORATION

     Theragenics Corporation ("Theragenics" or the "Company") was incorporated in November 1981 to commercially engage in the development, manufacture, and marketing of therapeutic radiological pharmaceuticals and devices for use primarily in the treatment of cancer. The Company's products are intended to permit a physician to introduce short-range, short-lived radioactive material directly into cancerous tissue, thereby concentrating the impact of the radiation on the cancerous tissue to be destroyed while minimizing the effect on surrounding healthy tissue. To date the Company has internally developed two products - TheraSeed , a radioactive implant designed for the treatment of localized tumors, and TheraSphere , radioactive microspheres for the treatment of liver cancer. TheraSeed is being commercially distributed in the United States while TheraSphere is being commercially distributed in Canada.
     The conventional treatments for cancer to date have been surgery, radiation and chemotherapy. The treatments which have been most successful are those which remove or kill all of the cancerous tissue while avoiding excessive damage to the surrounding healthy, normal tissue. When the cancerous tissue cannot be completely removed or killed, the cancer usually returns to the primary site often with metastases to other areas.
     The Company's products are intended to permit a physician to place short-range, short-lived radioactive material near or into a cancerous tumor, thereby concentrating the impact of the radiation on the cancerous tissue to be destroyed. The Company's products are most effective on encapsulated, confined tumors. Each of the Company's products is based on established physical principles and has the simple objective of delivering sufficient radiation to the target cancer to kill it while minimizing the radiation to surrounding tissue.

TABLE OF CONTENTS

THE BUSINESS OF THERAGENICS CORPORATION.........................i

FINANCIAL HIGHLIGHTS............................................1

A LETTER TO OUR SHAREHOLDERS....................................2

THE PRODUCTS OF THERAGENICS.....................................4

MANAGEMENT'S DISCUSSION AND ANALYSIS............................6

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS..............8

FINANCIAL STATEMENTS............................................9

NOTES TO FINANCIAL STATEMENTS..................................13

SUPPLEMENTARY FINANCIAL INFORMATION............................16

STOCKHOLDER INFORMATION........................................17

FINANCIAL HIGHLIGHTS

     Set forth below are selected financial data derived from the statements of operations of the Company for the years ended December 31, 1990, 1991, 1992, 1993 and 1994 and the balance sheets of the Company at December 31, 1990, 1991, 1992, 1993 and
1994.


                                  For the Fiscal Years Ended
                                         December 31,
                      1990        1991       1992       1993       1994
Net sales          $1,148,833 $2,469,413 $4,379,300  $4,090,803  $4,723,107
Licensing Fee            -       300,000        -          -          -
Costs and expenses:
Cost of sales         641,914    818,184  1,227,154   1,677,631   1,790,450
Selling, general and
 administrative     1,117,765  1,254,821  1,639,334   1,607,288   1,844,239
Research and
 development           76,762     84,903     62,632      36,181      15,268
Other income(expense)  90,300    113,865     67,831     (85,959)    110,215
Taxes                    -       280,000    582,000     254,000     453,000
Net profit/(loss)
 before extraordinary
 credit and change
 in accounting
 method              (597,308)   445,370    936,011     429,744     730,365
Extraordinary credit     -       270,000    556,000        -           -
Change in
 accounting method       -           -                2,860,000        -
Net profit/(loss)    (597,308)   715,370  1,492,011   3,289,744     730,365
Net profit/(loss)
 per common share
 before extraordinary
 credit and change
 in accounting
 method                  (.06)       .04        .08         .04         .06
Net profit/(loss)
 per common share        (.06)       .07        .13         .28         .06
Weighted average
 number of common
 shares outstanding 9,857,665 10,759,230 11,431,149  11,709,218  11,582,793

Total assets       $2,458,607 $3,299,375 $7,851,056 $12,618,869 $14,168,658

(Three vertical bar graphs appear at the bottom of this page with the following titles and depicted data:
        Revenues (millions); 1990 - $1,149; 1991 - $2,769; 1992 -
$4,379; 1993 - $4,091; & 1994 - $4,723.
        Earnings Per Share; 1990 - ($0.06); 1991 - $0.04; 1992 -
$0.08; 1993 - $0.04; & 1994 - $0.06.
        Total Assets (millions); 1990 - $2,459; 1991 - $3,299;
1992 - $7,851; 1993 - $12,619; & 1994 - $14,169.)

A LETTER TO OUR SHAREHOLDERS

1994 was both a successful and pivotal year for Theragenics.
Financially we surpassed our results of previous years, while maintaining our record of profitability. Let's discuss where we've been, where we are and where we're going.

The Year In Review

We began 1994 squarely focused on developing a consistent supply of our product, TheraSeed . This required us to refine chemical processes, optimize cyclotron yield and standardize manufacturing procedures. Along the way we realized cyclotrons shouldn't run 365 days a year. Cyclotrons require downtime for preventive maintenance and scheduled cool-down periods. Our employees benefit from a safer environment at reduced levels of radiation.

Once we became comfortable with the consistent supply, we increased production levels again.

Meanwhile, we enhanced old marketing programs and implemented new ones. These programs began to bear fruit during the last part of 1994. They are not only making a difference in revenue, they are encouraging hundreds of patients and their families to obtain those all important "second opinions."

We ended the year with sixteen consecutive profitable quarters, record revenues, a strong balance sheet, a product that cures cancer, and clinical results that thrilled our customers.
Financial highlights for 1994 include:


        Revenue increased to $4,723,107.

        Net income improved to $730,364.

        Earnings per share were $0.06.

        An unprecedented $2.1 million bank loan was secured.

  What a year!

Current Events

1995 should be a break-out year. We now have the luxury of increased production capacity and a marketing program that is gaining momentum. Placements of well targeted stories about TheraSeed and Theragenics continue to appear, including coverage in the November 1994 issue of Family Circle and most recently, in the May 15, 1995 issue of Business Week. Articles like these create demand for TheraSeed . When combined with the increased activity of our Cancer Information Center, a targeted advertising campaign and an increasing number of medical centers performing the procedure the result is growth.

Our Investor Relations Department was created in the last quarter of 1994. Our new Director of Investor Relations has changed our "corporate look" and our exposure to the financial community has reached an all time high. At present, we have several articles and positive Company references in print. Our newly installed investor relations toll-free telephone number handles well over 100 calls per month.

Future Outlook

We all take great pride and satisfaction in the progress
Theragenics made in 1994, and we are encouraged to see the trend continuing in 1995. The overriding strategic question for your company now is how to sustain the momentum, and, at the same time, prepare for the next stage of growth.

Demographic trends and our own market research clearly show that growth in the treatable prostate cancer market will continue to accelerate. To meet the growing demand of an ever increasing number of patients, Theragenics will have to further expand its production capacity through automation, as well as additional cyclotrons and other facilities.

When a small company like ours enters a growth phases it faces special requirements, most importantly maintaining adequate levels of cash. While we will generate cash to fund existing operations, we may need to consider other options to help finance our expansion a key concern of any growth company like Theragenics.

Revenues are likely to continue increasing, and although these steps may put some pressure on profits in the near-term, the objective is to add long-term shareholder value, and to ensure
Theragenics' continued growth and financial stability.


In Conclusion

Our future is brighter than ever before. The story of your company's accomplishments is impressive and is reflected in a strong balance sheet, healthy margins and physicians that are committed to our product a product that cures cancer.

I wish to thank our shareholders for their continued support, our customers for believing in our product, our Directors for their wisdom and guidance, and our employees, whose hard work and "can-do" spirit make Theragenics what it is today.

I look forward to sharing our continued progress with you throughout the year.

Sincerely,


/s/ M. Christine Jacobs
M. Christine Jacobs
Chief Executive Officer and President



(Photograph of M. Christine Jacobs on lower right hand corner of this page.)

THE PRODUCTS OF THERAGENICS

Market Overview

According to the American Cancer Society, prostate cancer will affect one in three men over the age of 50 and is the most common cancer among men. The American Cancer Society also estimates that the incidence of prostate cancer will continue to escalate. An estimated 244,000 new cases will be diagnosed in the United States in 1995 and more than 40,000 deaths will be caused by prostate cancer.

There are four methods of treating early stage prostate cancer: watchful waiting, surgery, external beam radiation and implant therapy ("seeding"). Seeding offers an attractive choice of therapy for early stage prostate cancer when compared to other more complicated treatments. Seeding is performed at more than 170 medical centers in the U.S. Implant therapy is considered by many physicians and patients alike to be an attractive option for treating prostate cancer because of its ability to destroy cancerous cells without harming surrounding tissue or causing serious side effects.

Implant therapy, provided on an outpatient basis, also enables patients to resume normal activities in as little as two days, whereas surgery and external beam radiation require much longer hospitalization and recovery times.



Products

TheraSeed, commercially distributed in the United States, is used to treat cancers of the prostate, lung, head, neck, oral cavity, base of the skull, brain and eye. It has been in production since 1987 and was cleared for marketing by the U.S.
Food and Drug Administration (FDA) in 1986.

TheraSphere is used to treat both primary and secondary liver cancer where the primary cancer has been, or can be, arrested. TheraSphere is commercially distributed in Canada. TheraSphere offers life extension similar to published rates for chemotherapy while producing less severe side effects. It also has the additional advantage of requiring only a single treatment.

Production

In 1992 it became apparent that Theragenics could no longer rely on outside vendors for the production of irradiated palladium (Pd-103 the raw material used in TheraSeed ), necessitating a manufacturing changeover in 1993. With the exception of outsourced raw materials and parts, Theragenics now performs all of the operations necessary for the production of TheraSeed at its two facilities located in the Atlanta, Georgia area. One of these facilities houses two cyclotrons which produce the Pd-103 material. The first cyclotron has been providing raw material since 1993 and, having completed its pre-production testing, the second unit is now operational.

(Photograph of one of the Company's cyclotrons appears with the above paragraph.)


Sales and Distribution

Theragenics' marketing program for TheraSeed is targeted to our two principal audiences: the general public and the medical community. The basic goal is to increase awareness of seeding as an attractive method of treatment, while highlighting its success rate and the low incidence of complications compared to other treatment choices. We are committed to patient education and encourage patients and their families to take an active role in evaluating all treatments.

One of the ways Theragenics supports public education is through a comprehensive public relations program. Our efforts place stories about seeding therapy in national and local magazines and newspapers and on television to reach our target audience of men over 50. These publicity efforts are supplemented by a targeted advertising campaign in publications read by seniors, selected national magazines and through participation in various medical shows and conferences. The medical community program is directed at three particular groups of healthcare providers urologists, radiation oncologists and medical physicists.

A principal objective of all the Company's marketing efforts is to encourage patients to call our toll free Cancer Information Center (800-458-4372) and request information about seeding therapy. The Center is manned by professionals versed in all treatment options. As a part of our commitment to patient education, Center personnel assist patients in locating physicians who perform this treatment in their geographic area.






Cost and Benefit Comparison with Surgery

Benefits of seeding include comparable cure rates in early stages of prostate cancer, reduced risk of impotence and incontinence, lower cost and greater convenience.

The cost of TheraSeed implants is about one-half of radical surgery and approximately two-thirds of external beam radiation.
These costs are covered by virtually all medical insurance plans and Medicare.

The procedure is usually done on an outpatient basis, under local or general anesthesia. The seeds are placed into the prostate using thin, hollow needles guided by a grid attached to an ultrasound device. The implant procedure lasts about one hour. The patient is discharged after the effects of the anesthesia have subsided and usually resumes normal activities two days later. TheraSeed delivers its dosage during the following three months and thereafter, the seeds remain inert in the body.

In addition, the likelihood of possible side effects is reduced significantly with TheraSeed . Patients treated with the implants experience fewer cases of impotence and incontinence, side effects that often accompany surgery and external radiation treatments. With seed implants, approximately 85 percent of patients under 70 years of age who are potent before the procedure remain potent afterwards. The incontinence rate for patients with no prior prostate surgery is less than two percent.

(Photograph of one of the Company's cyclotron operators at his workstation appears with the above paragraph)

Efficacy

Dr. John Blasko of the Northwest Tumor Institute, recently reported that a five-year study of 111 patients with localized early stage prostate cancer showed that seeding therapy resulted in a local disease control rate of 100 percent. Findings revealed the clinical, biochemical and biopsy results following TheraSeed therapy were superior to those of external beam irradiation. Those same results were also comparable to those achieved with radical prostatectomy (surgery) after five years. Test results showed median pretreatment prostate specific antigen
(PSA) screening levels of 7.2 ng/ml dropped post treatment to 0.2 ng/ml. A normal PSA level is considered less than 4.0 ng/ml.

Future Applications and Expansion

As stated previously, in addition to its application in the treatment of prostate cancer, TheraSeed has also been used to treat cancers of the lung, head, neck, oral cavity, base of the skull, brain, and eye. While each of these applications represent potential areas of growth for Theragenics, in the near term, we have chosen to concentrate our efforts and resources on increasing our share of the vast prostate cancer market. International sales of TheraSeed are also an opportunity for future expansion.

In a recent agreement with Nordion International, Inc. of Canada, Theragenics granted Nordion worldwide marketing and manufacturing rights to its TheraSphere product. Nordion assumes the responsibility for, and expense of, regulatory approval of this product in the various territories. This agreement expands and enhances the commercialization process of this promising treatment for patients suffering from liver cancer.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the Company's financial condition, results of operations and liquidity is intended to clarify and highlight the Company's operating trends, liquidity and capital resources. It should be read in conjunction with the financial statements and related notes contained in the financial section of this Report.

RESULTS OF OPERATIONS

         REVENUES - Revenues increased more than 15% from 1993 ending 1994 at $4.7 million versus $4.1 million for 1993 and $4.4 million in 1992. In 1994, Theragenics did not encounter the significant production problems it had faced in the previous year. As the Company's experience with cyclotron operations and subsequent radioactive processes continues to grow, the realities of these operations have become clear. No single cyclotron can be expected to run at full power for 52 weeks a year. In addition to the need for regular maintenance, these operations require a "cool down" period before maintenance can be performed. These "cool down" periods are imperative as safety of the Company's employees (i.e., minimizing radiation exposure) is among the Company's highest priorities. Another fact associated with these operations is that there will be unexpected downtimes and there will be the need for occasional long shutdowns to repair or replace major components. Significant improvements in cyclotron operations and subsequent operations have been made in the past and will continue to be aggressively pursued.
         During the first part of 1994, the company proceeded cautiously in its generation of sales, allowing confidence to grow in the dependability of the #1 cyclotron. Once consistent supply was demonstrated, the Company began reclaiming marketing momentum. Fueling this momentum were favorable five-year clinical data (July 1994) and the dedication of additional financial resources to this area. Both existing and new marketing programs received emphasis. These marketing efforts began to impact revenues in the fourth quarter of 1994 as sales rose to $1,335,000 eclipsing past sales of approximately $1,000,000 to $1,200,000 recorded for six of the previous seven quarters.

         COSTS AND EXPENSES - As a result of the increase in sales, cost of sales rose. However, cost of sales as a percent of sales fell from 41% in 1993 to 38% in 1994. This decrease in percent of cost of sales to sales reflects the economies of scale associated with the large fixed cost component of the Company's expense base. Both 1993 and 1994 cost of sales figures are significantly above 1992 reflecting primarily depreciation on the Company's first cyclotron which came on line in early 1993. As utilization of the Company's fixed cost base (as significantly represented by facilities and cyclotron costs) increases, the cost of sales to sales percentage can be expected to continue to fall. But with the Company's second cyclotron scheduled to come on-line in March/April 1995, depreciation will increase, with a resulting increase of this percentage.
         Selling, General and Administrative ("S,G&A") expenses increased more than would have been expected if operations had continued under the same structure as existed in 1993. Changes were made in two specific areas in 1994 which increased S,G&A costs. In marketing, aggressive advertising and public relations programs were instituted midway through 1994 adding incremental costs of more than $100,000. These programs proved to be quite successful as sales in the fourth quarter of 1994 increased significantly in what Management attributes as a direct response to these programs. Due to the benefits seen (i.e., sales growth), significant expansions of these programs are scheduled for 1995 resulting in continued significant increases in these expenditures. Investor relations was the other area which underwent significant change, resulting in the creation of an Investor Relations ("IR") department. While incremental IR costs rose only slightly in 1994, incremental costs in 1995 associated with this new department are expected to be approximately $100,000+. All other changes in S,G&A expenses fell within the boundaries of change that would be expected given normal business fluctuations and increases in sales.

         Other income and expense improved by $196,000. This change was almost entirely attributable to a change in the booking of interest expense. Although the Company made almost $140,000 in interest payments related to long term debt, the entire amount was required to be capitalized in accordance with generally accepted accounting practices. This capitalization of interest expense was necessary because interest payments must be capitalized if a Company has construction-in-progress at the time it is making interest payments. Because the Company expects to continue to have construction-in-progress through 1995, no booking of interest expense is expected even though interest payments of approximately $150,000 will be made. The additional reduction of interest expense was due to the replacement of an existing loan with a new loan thereby reducing the effective interest rate from 10.25% to 8.47%. In 1992, the Company had no long-term debt and other interest expense for that year was immaterial.

         EARNINGS - In 1994, the Company recorded a net profit of $730,000 or $.06 per share. In 1993, the Company recorded a net profit of $3,290,000, or $.28 per share. Included in the 1993 profit number is a one-time positive earnings adjustment of $2,860,000, or $.24 per share due to the mandated implementation of FASB-109, "Accounting for Income Taxes." This booking which appears on the balance sheet as an asset titled "Deferred Income Tax Asset" primarily represents the tax benefit which arises from the carryforward of prior years' operating losses. The significant portions of the operating loss carryforwards were incurred while the Company was in the development stage. Upon receiving clearance to market its TheraSeed product from the U.S. Food and Drug Administration (FDA) in 1986, the Company commenced manufacturing and distribution of TheraSeed in 1987. Since emerging from the development stage in 1989, the Company has utilized approximately $3,400,000 of these operating loss carryforwards through December 31, 1994 and has achieved sixteen consecutive profitable quarters since 1991. In order to realize income benefit from the remaining operating loss carryforwards at December 31, 1994, it will be necessary for the Company to generate future taxable income of approximately $6,460,000, prior to the expiration of the operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance for its product, and on expected future results of operations, management currently strongly believes these tax credits will be fully utilized prior to their statutory expiration. In 1992, the Company recorded a net profit of $1,492,000 or $.13 per share. Because of the differing accounting principles applied among years, to accurately compare results of the three years requires that "Net Earnings Before Extraordinary Credit and Cumulative Effect of Change in Accounting Principle" be the basis for comparison. Using this method, 1994's earnings were $730,000, or $.06 per share, 1993's $430,000, or $.04 per share and 1992's $936,000 or $.08 per share.

LIQUIDITY AND CAPITAL RESOURCES

         Theragenics had cash, cash equivalents, short-term investments and marketable securities of $2.4 million at December 31, 1994, compared to $3.4 million at year end 1993 and $3.5 million at year end 1992. Cash flows from operating activities in 1994 were $1.6 million compared to $1.1 million in 1993 and $1.9 million in 1992.
         Capital spending was $3.4 million in 1994, $2.7 million in 1993 and $3.0 million in 1992. Land purchase, construction and completion of Theragenics' cyclotron facility represented the bulk of the spending in 1992 and 1993 while spending in 1994 represents an expansion of that same facility and the addition of a second cyclotron.
          Working capital totaled $2.5 million at December 31, 1994, including $.5 million representing the current portion of an outstanding long-term obligation. This compares to $3.4 million at year end 1993 including $.6 million representing the current portion of outstanding long-term obligations and $3.9 million at year end 1992. In September 1994, the Company received a $2.1 million bank loan collateralized by certain manufacturing equipment and facilities. Of the $2.1 million loan, $1.4 million was used to pay off existing long-term financing while the remainder was used to provide partial financing for the purchase of the second cyclotron and the facility expansion to house it. In the first quarter of 1993, Theragenics received funding on a $1.9 million loan secured by the Company's cyclotron facility. Proceeds from this loan were used to provide funding of working capital needs. In June of 1992, Theragenics completed a private placement of 550,000 shares of its common stock which netted the Company $2.8 million. These funds were used to provide partial funding of the construction of Theragenics' new manufacturing facility which was completed in 1993.
         As of March 20, 1995, all but $3,000 of the manufacturing expansion project including building expansion and cyclotron purchase had been completed. Options to purchase additional cyclotrons are being investigated but currently no firm commitment to purchase nor timetable for future purchases has been established.
         Management may choose to raise additional funds in the future through licensing, additional stock offerings or other forms of financing. If raised, these additional funds along with current cash balances and profit from future operations might be made available by management to accelerate the purchase of additional cyclotrons or to pursue other attractive opportunities as they materialize.

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





TO THE BOARD OF DIRECTORS
Theragenics Corporation

         We have audited the balance sheets of Theragenics Corporation (a Delaware corporation) as of December 31, 1993 and 1994, and the related statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Theragenics Corporation as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
         As described in Note E, the Company changed its method of accounting for income taxes in 1993, as required by Statement of Financial Accounting Standards No. 109.



GRANT THORNTON  LLP.

Atlanta, Georgia
January 12, 1995

BALANCE SHEETS
December 31, 1993 and December 31, 1994
Theragenics Corporation

ASSETS

                                      December 31,  December 31,
                                          1993          1994


CURRENT ASSETS
 Cash and short-term
 investments (Note B-7)               $ 3,083,021   $ 2,317,463
 Marketable securities (Note B-8)         359,765        50,000
 Trade accounts receivable (Note B-1)     535,291       732,424
 Inventories (Notes B-2 and C)            159,327       192,161
 Prepaid expenses and other
 current assets                           114,249        91,801
   Total current assets                 4,251,653     3,383,849

PROPERTY AND EQUIPMENT
 (Notes B-3 and F)
 Building and improvements                891,256       899,760
 Leasehold improvement                    127,636       138,978
 Machinery and equipment                5,128,099     5,167,815
 Office furniture and equipment            44,721        44,721
                                        6,191,712     6,251,274
 Less accumulated depreciation
  and amortization                       (885,238)   (1,445,206)
                                        5,306,474     4,806,068
 Land                                      49,485        49,485
  Construction in progress (Note D)       290,836     3,602,825
                                        5,646,795     8,458,378

OTHER ASSETS
 Deferred tax asset (Note E)            2,612,000     2,179,000
 Patent costs (Note B-4)                  102,197        94,982
 Other                                      6,224        52,449
                                        2,720,421     2,326,431
                                      $12,618,869   $14,168,658

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current portion of long-term
 debt (Note F)                        $   630,764   $   469,765
 Trade accounts payable                   147,807       226,209
 Accrued salaries, wages,
  and payroll taxes                        88,732       110,132
 Income taxes payable (Note E)              1,613           113
 Other current liabilities                 16,594        33,036
   Total current liabilities              885,510       839,255

LONG-TERM DEBT: (Note F)                  699,675     1,519,354

COMMITMENTS AND CONTINGENCIES: (Note G)

SHAREHOLDERS' EQUITY: (Note I)
 Common stock, $.01 par value,
 50,000,000 shares authorized;
 10,912,937 and 10,961,887 shares
 had been issued as of December 31,
 1993 and December 31, 1994,
 respectively.                            109,129       109,618
 Additional paid-in capital            15,161,942    15,207,453
 Accumulated deficit                   (4,237,387)   (3,507,022)
   Total shareholders' equity          11,033,684    11,810,049
                                      $12,618,869   $14,168,658

 The accompanying notes are an integral part of these statements.

STATEMENT OF EARNINGS
For The Three Years Ended December 31, 1994
Theragenics Corporation



                                  Year Ended December 31,
                               1992         1993        1994

REVENUES:
   Sales (Note J)          $ 4,379,300  $ 4,090,803  $ 4,723,107

COSTS & EXPENSES:
   Cost of sales             1,227,154    1,677,631    1,790,450
   Selling, general, and
      administrative         1,639,334    1,607,288    1,844,239
   Research and development     62,632       36,181       15,268
                             2,929,120    3,321,100    3,649,957

OTHER INCOME (EXPENSE):
   Interest income              98,972      114,905      135,888
   Interest expense (Note F)   (13,304)    (195,035)        -
   Other                       (17,837)      (5,829)     (25,673)
                                67,831      (85,959)     110,215
NET EARNINGS BEFORE INCOME
 TAXES, EXTRAORDINARY CREDIT,
 AND CUMULATIVE EFFECT OF
 CHANGE IN ACCOUNTING
 PRINCIPLE                 $ 1,518,011  $   683,744  $ 1,183,365

Income tax expense (Note E)      2,000       254,000      453,000

NET EARNINGS BEFORE
 EXTRAORDINARY CREDIT AND
 CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE   $   936,011  $   429,744  $   730,365

Extraordinary credit
  Tax benefit arising from
  carryforward of prior years'
  operating loss (Note E)      556,000          -            -


NET EARNINGS BEFORE
 CUMULATIVE EFFECT
 OF CHANGE IN
 ACCOUNTING PRINCIPLE      $ 1,492,011   $   429,744  $   730,365


Cumulative effect on prior
  years of change in method
  of accounting for income
  taxes (Note E)                  -       2,860,000         -

NET EARNINGS                 1,492,011  $ 3,289,744  $   730,365


NET EARNINGS PER COMMON


   SHARE (Note B-6)

NET EARNINGS BEFORE
 EXTRAORDINARY CREDIT AND
 CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE         $ .08        $ .04        $ .06

Extraordinary credit               .05            -            -

Cumulative effect on prior years
  of change in method of
  accounting for income taxes       -           .24           -

NET EARNINGS PER
 COMMON SHARE                    $ .13        $ .28        $ .06

WEIGHTED AVERAGE SHARES     11,431,149   11,709,218   11,582,793

   The accompanying notes are an integral part of these statements.

STATEMENT OF SHAREHOLDERS' EQUITY
For The Three Years Ended December 31, 1994
Theragenics Corporation

                      Common Stock     Additional
                 Number of  Par value   paid-in   Accumulated
                   shares     $.01      capital     deficit      Total
BALANCE,
December 31, 1991  9,940,455 $ 99,404 $12,030,823 $(9,019,142) $ 3,111,085

Private placement
of 550,000 shares
at $5.50 per share,
net of offering
costs of $263,186    550,000    5,500     756,314        -       2,761,814
Exercise of stock
options               97,099      971     102,378        -         103,349
Redemption of
stock used for the
exercise of stock
options               (3,919)     (39)    (23,475)       -         (23,514)
Net earnings for
the year                -        -           -      1,492,011    1,492,011

BALANCE,
December 31,1992  10,583,635 $105,836 $14,866,040 $(7,527,131) $ 7,444,745

Exercise of
warrants             200,000    2,000     173,000        -         175,000
Exercise of
stock options        130,200    1,302     128,898        -         130,200
Redemption of
stock used for
the exercise
of stock options        (898)      (9)     (5,996)       -          (6,005)
Net earnings for
the year                -        -           -      3,289,744    3,289,744

BALANCE,
December 31,.1993 10,912,937 $109,129 $15,161,942 $(4,237,387) $11,033,684

Exercise of
stock options         49,900      499      49,401        -          49,900
Redemption of
stock used for
the exercise
of stock options        (950)     (10)     (3,890)       -          (3,900)
Net earnings for
the year                -        -           -        730,365      730,365

BALANCE,
December 31, 1994 10,961,887 $109,618 $15,207,453 $(3,507,022) $11,810,049

   The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS
For The Three Years Ending December 31, 1994
Theragenics Corporation



                                          Year Ended December 31,
                                    1992            1993              1994


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                   $1,492,011      $3,289,744      $  730,365
 Adjustments to reconcile net
 earnings to net cash provided
 by operating activities:
   Cumulative effect for change
   in accounting principle            -         (2,860,000)           -
   Deferred income tax expense        -            248,000         433,000
   Depreciation and amortization    83,082         515,831         571,615
   Loss on disposal of property
     and equipment                  12,256           3,458           1,571
   Change in assets and liabilities:
     Accounts receivable           (60,286)        (18,347)       (197,133)
     Inventories                   200,535          84,737         (32,834)
     Prepaid expenses and
      other current assets         (45,385)        (17,228)         22,448
     Other assets                     -             17,526            (200)
     Trade accounts payable        140,123        (102,239)         78,402
     Accrued salaries, wages and
      payroll taxes                 79,668          (7,938)         21,400
     Income tax payable             12,000         (20,387)         (1,500)
     Other current liabilities      (7,495)        (21,001)         16,442
        Total adjustments          414,498      (2,177,588)        913,211

Net cash provided
 by operating activities         1,906,509       1,112,156       1,643,576

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase and construction
   of property and equipment    (2,967,436)     (2,740,263)     (3,376,967)
 Maturities of
   marketable securities           103,818         205,127         309,765
 Purchase of
   marketable securities           (49,875)           -               -
 Patent costs                      (28,514)        (51,346)           (587)
 Proceeds from sale of property
   and equipment                    11,029            -               -


Net cash used by
 investing activities           (2,930,978)     (2,586,482)     (3,067,789)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from long-term debt         -          1,900,000       2,100,000
 Repayment of long-term debt        (6,274)       (569,561)     (1,441,320)
 Proceeds from issuance of common
   stock, net of offering costs  2,761,814            -               -
 Proceeds from exercise of stock
 options and warrants, net          79,835         299,195          46,000
 Other assets                      (23,750)           -            (46,025)

Net cash provided
 by financing activities         2,811,625       1,629,634         658,655

NET INCREASE IN CASH AND
 SHORT-TERM INVESTMENTS            787,156         155,308        (765,558)

CASH AND SHORT-TERM
 INVESTMENTS AT
 BEGINNING OF YEAR               1,140,557       2,927,713       3,083,021

CASH AND SHORT-TERM
 INVESTMENTS AT
 END OF YEAR                    $ 2,927,713      $3,083,021      $2,317,463


Supplementary Cash Flow Disclosure:

 Interest paid, net of
 amounts capitalized           $    13,304      $  195,035      $     -


 Interest received             $   104,226      $  120,032      $  144,452

 Income taxes paid             $    15,000      $   26,387      $   21,500


   The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 1993 and 1994
Theragenics Corporation


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

    Theragenics Corporation (the "Company") was organized in
    November 1981 to develop, manufacture, and market radiological pharmaceuticals and devices used in the treatment of cancer.


    The Company manufactures and markets primarily one product, which is used in the treatment of cancer. Use of the Company's product is regulated by the U.S. Food and Drug Administration (FDA). The Company sells its product primarily to hospitals, physicians and other health service providers. The Company therefore is directly affected by FDA regulations and the well being of the health care industry.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

    1.   Accounts Receivable

    The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

    2.   Inventories

    Inventories are stated at the lower of cost or market. Cost is determined using the specific identification method. Inventory costs consist primarily of costs incurred in the extraction, purification and irradiation processes of an isotope which is the basic component of one of the Company's products.

    3.   Depreciation

    Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis. Estimated service lives are as follows:

           Building                                 30     years
           Machinery, furniture and equipment     5-10     years


    4.   Patent Costs

    The Company capitalizes the costs of patent applications for its products. Amortization is computed on a straight line basis over the estimated economic lives of the patents, commencing at the date of grant of the related patent. Patent costs are net of accumulated amortization of $21,564 and $29,366 at December 31, 1993 and 1994, respectively.


    5.   Research and Development Costs

    The costs of research and development and consumable supplies and materials to be used for the development of the Company's intended products are expensed when incurred.

    6.   Net Earnings Per Common Share

    The net earnings per common share is based on the weighted average number of common shares and common equivalent shares outstanding during each period (11,431,149 in 1992, 11,709,218 in 1993 and 11,582,793 in 1994).

    Fully diluted information is not presented, as fully diluted earnings per share is not materially different from the primary earnings per share presented.

    7.   Statements of Cash Flows

    For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks and commercial paper with original maturities of less than 90 days.

    8.    Marketable Securities

    The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investment in Debt and Equity Securities (SFAS 115), effective January 1, 1994. The adoption of SFAS 115 had no effect upon prior periods. At December 31, 1994, marketable securities are categorized as available for sale and as a result are stated at fair value, which approximated market.



NOTE C - INVENTORIES

    Inventory consists of the following:

                                                  December 31,
                                            1993               1994

         Raw material                    $ 14,122            $ 17,361
         Work in process                   71,900              79,820
         Finished goods                     9,971              33,361
         Raw material to
          be recovered                   $ 63,334            $ 61,619

                                         $159,327            $192,161

  "Raw material to be recovered" includes finished products which cannot be sold due to loss of radiation. The irradiated isotope contained in these products can be recovered and reused through a purification process.



NOTE D - CONSTRUCTION IN PROGRESS

  At December 31, 1993 and 1994, construction in progress represented payments made for the construction of manufacturing equipment and facility expansion. Total cost of this project is expected to be less than $4,000,000 and is expected to be completed in February 1995.


NOTE E - INCOME TAXES

  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS" and "FASB") No. 109, Accounting for Income Taxes, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

  The Company implemented SFAS 109 as of January 1, 1993. The deferred tax asset recorded is primarily a result of the recognition of the Company's net operating loss carryforward. The cumulative effect on prior years of the change in accounting principle increased net earnings by $2,860,000 ($.24 per share) and is included in earnings for 1993. The effect of the change on 1993 was to decrease net earnings before cumulative effect of a change in accounting principle by $248,000 ($.02 per share) and increase net earnings by $2,612,000 ($.22 per share). The effect of the change on earnings before extraordinary items was not material.

  The provision for income tax is summarized as follows:

                                     Year Ending December 31,
                                      1993            1994
      Current tax expense         $   6,000       $  20,000
      Deferred tax expense          248,000         433,000

                                  $ 254,000       $ 453,000

  Significant components of the deferred tax asset are as follows:

                                          December 31,
                                     1993              1994
       Loss carryforwards        $2,688,000        $2,455,000
       Depreciation                (143,000)         (370,000)
       Other                         67,000            94,000

                                 $2,612,000        $2,179,000



  The significant portions of the operating loss carryforwards were incurred while the Company was in the development stage. Upon receiving clearance to market its "TheraSeed " product from the U.S. Food and Drug Administration (FDA) in 1986, the Company commenced manufacturing and distribution of its product in 1987. Since emerging from the development stage in 1989, the Company has utilized approximately $3,400,000 of these operating loss carryforwards through December 31, 1994 by generating taxable income. In order to realize income benefit from the remaining operating loss carryforwards at December 31, 1994, it will be necessary for the Company to generate future taxable income of approximately $6,460,000, prior to the expiration of the operating loss carryforward periods. Based on the Company's results of operations subsequent to receiving FDA clearance to market for its product, and on expected future results of operations, management believes that currently it is more likely than not that the income tax benefits of the operating loss carryforwards will be realized within the carryforward period.

  The provision for income taxes differs from the amount of income tax determined by applying the applicable federal rates due to the following:

                                      Year ending December 31,
                                         1993         1994
        Tax at applicable
        federal rate of                $232,000     $402,000
        State tax, net                   22,000       47,000
        Other                              -           4,000

                                        $254,000    $453,000

  For periods prior to January 1, 1993, the Company accounted for income taxes under Accounting Principles Board Opinion No. 11 (APB 11). Substantially all income tax expense in these prior periods was offset by operating loss carryforwards. Accordingly, the tax benefit of the operating loss carryforwards in prior periods was recognized as an extraordinary credit in the period utilized.

  For income tax purposes only, the Tax Reform Act of 1986 enacted an alternative minimum tax system for corporations (the "AMT"). AMT is imposed at a 20% rate on the Company's AMT income which is determined by making statutory adjustments to regular taxable income. A company pays the greater of the taxes computed under the "regular" tax system or the AMT system. Because AMT net operating loss carryforwards may only be utilized to offset 90% of the AMT income, the Company was subject to the AMT in 1993 and 1994, resulting in an alternative minimum tax of $6,000 and $20,000, respectively. These amounts will be allowed as a credit carryover to reduce the regular tax liability in future years, but not below the AMT of such years.



  At December 31, 1994, the Company had approximate net federal operating loss carryforwards for regular tax and AMT purposes as follows:

                               Net operating     Net operating
                               loss (regular)      loss (AMT)
       Year of expiration
           2002                  $1,579,000         $  831,000
           2003                   2,485,000          2,485,000
           2004                   1,806,000          1,765,000
           2005                     590,000            555,000

                                 $6,460,000         $5,636,000



NOTE F - LONG-TERM DEBT

  At December 31, 1994, long-term debt consists of a note payable to a financial institution. The note is payable in monthly installments of $51,862, including interest at 8.47% and is collateralized by certain manufacturing equipment. Provisions of the loan agreement limit the amount of annual capital expenditures, the incurrence of additional debt and requires, among other things, the maintenance of certain minimum financial ratios. As of December 31, 1994, the Company was in compliance with the provisions of the agreement. Interest expense of approximately $140,000 related to long-term debt was capitalized with the expansion of the manufacturing facility. Future maturities of long-term debt at December 31, 1994 are as follows: 1995: $469,765; 1996:
  $511,375; 1997: $557,462; and 1998: $450,517.

  The long-term debt referred to above replaced the borrowings which were outstanding at December 31, 1993.


NOTE G - COMMITMENTS AND CONTINGENCIES

  Licensing Agreement

  The Company holds a worldwide exclusive license from the University of Missouri for the use of technology, patented by the University, used in the Company's "TheraSphere " product. The licensing agreement provides for the payment of royalties based on the level of sales and on lump sum payments received pursuant to a licensing agreement with Nordion International, Inc. (see below).

  The Company has granted certain of its geographical rights under the licensing agreement with the University of Missouri to Nordion International, Inc., a Canadian company which is a producer, marketer and supplier of radioisotope products and related equipment. Under the Nordion agreement, the Company received $300,000 in February 1991 as a result of obtaining new drug approval in Canada. Upon obtaining a new drug approval for TheraSphere in the United States, Nordion will have the option of extending its territorial rights to the United States for $2,500,000. The Company is entitled to a percentage of future revenues earned by Nordion as royalties under the agreement. Nordion's obligation to pay royalties will terminate upon expiration of the patents owned by the University. Royalties from this agreement for each of the three years in the period ended December 31, 1994 were not significant.

  Line of Credit

  The Company has a line of credit agreement with a bank which provides for borrowings of up to $500,000. Interest on outstanding borrowings is payable monthly at the prime rate plus 1 percent. The agreement is collateralized by accounts receivable. No amounts were outstanding under this agreement at December 31, 1993 or 1994.

  Letters of Credit

  The Company has a letter of credit for approximately $315,000 relating to regulatory requirements.

  Lease Commitment

  The Company leases office space under a noncancelable lease which expires in December 1998. Approximate minimum lease payments under the lease are as follows:

              1995                    62,000
              1996                    64,000
              1997                    67,000
              1998                    69,000

                                    $262,000

  Rent expense was approximately $70,000 annually for each of the years ended December 31, 1992 and 1993, and $61,000 for the year ended December 31, 1994.


NOTE H - TRANSACTIONS WITH RELATED PARTIES

  Certain shareholders and directors provide consulting services to the Company. Total consulting fees paid to shareholders and directors were approximately $27,000, $77,500 and $5,500 during the years ended December 31, 1992, 1993 and 1994, respectively.

  Legal services related to patents are provided by a law firm in which a shareholder of the Company is general partner. Total fees paid to the law firm were approximately $8,800, $3,000 and $11,300 during the years ended December 31, 1992, 1993 and 1994, respectively.


NOTE I - STOCK OPTIONS AND WARRANTS

  The Company's board of directors has approved two stock option plans. The 1986 Incentive and Nonincentive Stock Option Plan covers up to 700,000 shares of common stock and terminates in June 1996. The 1990 Stock Option Plan covers up to 1,000,000 shares of common stock and terminates in June 2000. The plans provide for the expiration of options for up to ten years from the date of grant and require the exercise price of options granted to be at least equal to 100% of market value on the date granted. Stock option transactions for the three years ended December 31, 1994 are summarized below:


                                       Option Shares
                                 1992        1993         1994
       Outstanding,
       beginning of year      1,304,615   1,188,316    1,258,116
       Granted                     -        200,000       40,000
       Exercised                (97,099)   (130,200)     (49,900)
       Canceled                 (19,200)       -         (21,500)

       Outstanding,
       end of year            1,188,316   1,258,116    1,226,716

       Option price            $1.00-      $1.00-       $1.00-
                                  $4.25       $6.38        $6.38

  As of December 31, 1994, options covering 858,889 shares were exercisable. Expiration dates for these options range from 1995-2004.

  Two hundred thousand warrants were exercised during 1993, resulting in proceeds to the Company of $175,000. The Company also has warrants outstanding at December 31, 1994, covering 100,000 shares of common stock. The warrants are exercisable at a price of $7.50 per share and expire in May 1999.


NOTE J - MAJOR CUSTOMERS

  During 1992 and 1994, there were sales made to one major customer that equaled approximately 10 percent of sales.
  During 1993, there were no customers which individually comprised 10 percent of sales.


NOTE K - EMPLOYEE BENEFIT PLAN

  The Company sponsors a defined contribution 401(k) Plan covering all employees with at least six months of service and at least 21 years of age. The Plan permits participants to defer a portion of their compensation through payroll deductions. The Company may, at its discretion, contribute to the Plan on behalf of participating employees. No such Company discretionary contributions have been made during any of the three years ended December 31, 1994.



SUPPLEMENTARY FINANCIAL INFORMATION
Quarterly Results


1993                                1st        2nd        3rd       4th
Net Sales                        1,166,584  1,170,985   970,036   783,198

Earnings before extraordinary
credit and cumulative effect of
change in accounting principle     139,891    192,705    51,132    46,016

Net Earnings                     2,999,891    192,705    51,132    46,016

Earnings before extraordinary
credit and cumulative effect of
change in accounting principle
per Common Share                       .01        .02       .00       .00

Net Earnings per Common Share          .26        .02       .00       .00


1994
Net Sales                        1,153,857  1,104,670 1,129,094 1,335,486

Earnings before extraordinary
credit and cunulative effect of
change in accounting principle     177,649    147,483   117,625   287,608

Net Earnings                       177,649    147,483   117,625   287,608

Earnings before extraordinary
credit and cunulative effect of
change in accounting principle
per Common Share                       .02        .01       .01       .02

Net Earnings per Common Share          .02        .01       .01       .02

STOCKHOLDER INFORMATION

INVESTOR COMMUNITY INFORMATION

Stockholders, registered representatives, professional investment managers and financial analysts wanting additional information about Theragenics Corporation are invited to contact:

Mr. Ronald A. Warren
Director of Investor Relations
Theragenics Corporation
5325 Oakbrook Parkway
Norcross, Georgia 30093
800-998-8479 or 404-381-8338.

AVAILABILITY OF FORM 10-K

The Company will furnish without charge a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1994, including financial statements and schedules, to any record or beneficial owner of its Common Stock as of May 5, 1995, who requests a copy of such Report. Any request for the 10-K Report should be in writing addressed to:

Mr. Ronald A. Warren
Director of Investor Relations
Theragenics Corporation
5325 Oakbrook Parkway
Norcross, Georgia 30093.


COMMON STOCK PRICE RANGES

Theragenics Corporation's common stock is traded on the national market system under the Nasdaq Symbol "THRX." The following table sets forth the quarterly high and low closing sales prices for the periods indicated as reported by Nasdaq. The prices shown represent actual sales prices without retail markups, markdowns or commissions.

                           High           Low
1993
First Quarter             $7-1/4         $5-1/4
Second Quarter            $7-7/8         $6-3/8
Third Quarter             $6-3/4         $4-1/2
Fourth Quarter            $6             $3-1/2

1994
First Quarter             $4-3/8         $3-1/4
Second Quarter            $4-3/4         $3-1/2
Third Quarter             $4-5/8         $3-3/8
Fourth Quarter            $3-7/8         $2-1/4

TRANSFER AGENT AND REGISTRAR

Stockholders wishing to change the name on their certificates, or to report a lost certificate, should contact the transfer agent:

Trust Company Bank
Tom Donaldson
Stock Transfer Department
P.O. Box 4625
Mail Code 008
Atlanta, Georgia 30302
404-588-7831.

INDEPENDENT PUBLIC ACCOUNTANTS

Grant Thornton, Atlanta, Georgia

GENERAL COUNSEL

Smith, Gambrell & Russell, Atlanta, Georgia




COMMON SHAREHOLDERS OF RECORD

As of May 5, 1995 Theragenics had 718 record holders of common stock.

DIVIDEND POLICY

Theragenics has never paid cash dividends on the common stock, and has no current plans to begin paying cash dividends.

DIRECTORS AND EXECUTIVE OFFICERS

Charles Klimkowski
Chairman, Theragenics Corporation
Senior Vice President, The Chicago Corporation

M. Christine Jacobs
President and Chief Executive Officer

Otis Brawley, M.D.
Director of Oncology and Rehabilitation Branch,
Early Detection and Community Oncology Program,
National Cancer Institute

Dr. Orwin L. Carter, Ph.D.
Consultant, INCSTAR Corporation

John V. Herndon
Advisor-to-the-President, Theragenics Corporation

Peter A.A. Saunders
Consultant, PASS Consultants

Bruce W. Smith
Treasurer, Chief Financial Officer and Secretary

 Director of Theragenics Corporation

THERAGENICS CORPORATION


5325 OAKBROOK PARKWAY, NORCROSS, GA 30093
phone 404.381.8338